



SEC 04018036 :OMMISSION
Wasnington, ~.~. ~49

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED
MAR 1 0 2004

SEC FILE NUMBER

8- 52753

### FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01\01\03__ AND ENDING __12\31\03__
MM/DD/YY           MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **F G MARKETS, INC.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

**3 NEPTUNE ROAD - SUITE A27**
(No. and Street)

**POUGHKEEPSIE**       **NY**       **12601**
(City)          (State)         (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**SANTOSH SHETTY**         **845 - 4623300**
(Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**JONES KOHANSKI & CO., LLP**
(Name – if individual, state last, first, middle name)

**4123 BIRNEY AVE**     **MOOSIC**     **PA**     **18507**
(Address)        (City)        (State)        (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**
**APR 02 2004**
**THOMSON**
**FINANCIAL**

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, __SANTOSH SHETTY__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __FG MARKETS, INC__ , as of __DECEMBER__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_March 9, 2004_

**MARK W. JORAY**
Notary Public, State of New York
Dutchess County No. 01JO5075118
My Comm. Expires March 24, _2007_

_____
Notary Public

_____
Signature

__FINANCIAL & OPERATIONS PRINCIPAL.__
Title

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

FG MARKETS, INC.

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2003

# FG MARKETS, INC.

## TABLE OF CONTENTS
## FOR THE YEAR ENDED DECEMBER 31, 2003



Consultants | Certified Public Accountants

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
FG Markets, Inc.:

We have audited the accompanying balance sheet of FG Markets, Inc. as of December 31, 2003, and the related statements of income and accumulated deficit, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FG Markets, Inc. as of December 31, 2003, and the results of it's operations, changes in stockholder's equity, and cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 13 is presented for the purposes of additional analysis and is not a required part of the basic financial statements. The information on pages 10 through 13 is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Jones Kohanski & Co., LLP*

March 5, 2003
Moosic, PA

JONES KOHANSKI & CO., LLP
Beltway Commons . 132 Airport Road . Hazleton PA 18202 . phone: 570.454.1541 . fax: 570.454.6979
4123 Birney Avenue . Moosic PA 18507 . phone: 570.941.2248 . fax: 570.941.2236

# FG MARKETS, INC.

## BALANCE SHEET
## DECEMBER 31, 2003

### ASSETS

CURRENT ASSETS:

| | | |
|---|---|---:|
| Cash | $ | 186,808 |
| Receivable from brokers or dealers | | 28,389 |
| Deferred income taxes | | 68,083 |
| Deposits | | 26,539 |
| Total Current Assets | | 309,819 |
| FURNITURE AND EQUIPMENT | | 2,866 |
| | $ | 312,685 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

| | | |
|---|---|---:|
| Accounts payable | $ | 2,956 |

STOCKHOLDER'S EQUITY:

| | | |
|---|---|---:|
| Common stock, $10 par value; 100,000 shares authorized, 56,000 shares issued and outstanding | | 560,000 |
| Accumulated deficit | | (250,271) |
| Total Stockholder's Equity | | 309,729 |
| | $ | 312,685 |

The accompanying notes are an integral part of these financial statements.

## STATEMENT OF INCOME AND ACCUMULATED DEFICIT
## FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---:|
| REVENUES: | |
| Commissions | $ 706,009 |
| Research fees | 20,476 |
| Interest income | 479 |
| Total Revenues | 726,964 |
| COST OF REVENUES: | |
| Commissions expense | 609,695 |
| Clearing charges | 1,706 |
| Total Cost of Revenues | 611,401 |
| Gross Profit | 115,563 |
| OPERATING EXPENSES | 109,347 |
| INCOME FROM OPERATIONS | 6,216 |
| OTHER INCOME (EXPENSE): | |
| Gain on foreign exchange rate conversion | 12,770 |
| INCOME BEFORE PROVISION FOR INCOME TAXES | 18,986 |
| PROVISION FOR INCOME TAXES: | |
| Deferred | 4,012 |
| NET INCOME | 14,974 |
| ACCUMULATED DEFICIT: | |
| BEGINNING | (265,245) |
| ENDING | $ (250,271) |

The accompanying notes are an integral part of these financial statements.

**FG MARKETS, INC.**

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2003

| | Common Stock | Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| BALANCE - JANUARY 1, 2003 | $ 560,000 | $ - | $ (265,245) | $ 294,755 |
| Net Income | - | - | 14,974 | 14,974 |
| Issuance of Common Stock | - | - | - | - |
| BALANCE - DECEMBER 31, 2003 | $ 560,000 | $ - | $ (250,271) | $ 309,729 |

The accompanying notes are an integral part of these financial statements.

-4-

# FG MARKETS, INC.

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2003

| | | |
|---|---:|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net Income | $ | 14,974 |
| Adjustments to reconcile net income to net cash used by operating activities: | | |
| Depreciation | | 1,149 |
| Deferred income taxes | | 4,012 |
| Change in assets and liabilities: | | |
| Receivable from brokers or dealers | | (28,389) |
| Accounts payable | | 2,636 |
| Net Cash Used By Operating Activities | | (5,618) |
| | | |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Purchase of property and equipment | | (348) |
| Repayment of advances to affiliate | | 2,374 |
| Net Cash Provided by Investing Activities | | 2,026 |
| | | |
| NET DECREASE IN CASH | | (3,592) |
| | | |
| CASH - BEGINNING | | 190,400 |
| | | |
| CASH - ENDING | $ | 186,808 |

The accompanying notes are an integral part of these financial statements.

**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2003**

---

NOTE 1:  SUMMARY OF ACCOUNTING POLICIES AND NATURE OF OPERATIONS

Nature of Operations

FG Markets, Inc., (formerly FG (USA), Inc.) is registered with the Securities and Exchange Commission (SEC) as a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD).  The Company operates its business from leased facilities located in Poughkeepsie, NY.

Basis of Accounting
The financial statements of FG Markets, Inc. have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with initial maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment are recorded at cost.  Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

|  |  |
|---|---|
| Furniture and Fixtures | 5 years |
| Office Equipment | 5 years |

# FG MARKETS, INC.

## NOTES TO FINANCIAL STATEMENTS
## FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 1: SUMMARY OF ACCOUNTING POLICIES AND NATURE OF OPERATIONS (CONT'D)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax accounting of organization costs that will result in taxable or deductible income amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. Deferred income tax assets are also recognized for tax credits and net operating loss carryovers that are available to offset future income taxes.

NOTE 2: DEVELOPMENT STAGE COMPANY

FG Markets was incorporated on March 2, 1999 in Delaware and was in the development stage through December 31, 2002. The deficit accumulated during the development stage was $265,245. Fiscal year 2003 was the first period which the Company was considered an operating company and was no longer in the development stage.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

| | | |
|---|---|---|
| Furniture and fixtures | $ | 4,367 |
| Office equipment | | 2,168 |
| | | 6,535 |
| Less: Accumulated depreciation | | 3,669 |
| | $ | 2,866 |

NOTE 4: INCOME TAXES

Components of income tax expense are as follows:

| | | |
|---|---|---|
| Deferred income tax expense | $ | 4,012 |

The net deferred tax asset in the accompanying balance sheet at December 31, 2003 includes the following components

| | | |
|---|---|---|
| Current deferred tax asset | $ | 68,083 |

**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002**

---

NOTE 5: DEPOSITS

Deposits consisted of the following at December 31:

| | | |
|---|---|---|
| Deposit with PERSHING. | $ | 25,000 |
| Deposit on leased facility | | 1,539 |
| | $ | 26,539 |

NOTE 6: LEASING ARRANGEMENTS

FG Markets, Inc. leases its office facility under an operating lease, for $530 per month. The lease is for the term of one year with the option to renew.

NOTE 7: NET CAPITAL REQUIREMENTS

FG Markets, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(iii)), which requires the maintenance of minimum net capital of $100,000. At December 31, 2003, the Company had net capital of $230,941.

NOTE 8: UNINSURED CASH BALANCE

FG Markets, Inc. maintains cash balances at a local financial institution located in Poughkeepsie, New York. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2003, FG Markets uninsured cash balance totals $5,338.

# FG MARKETS, INC.

## OPERATING EXPENSES
## FOR THE YEAR ENDED DECEMBER 31, 2003

OPERATING EXPENSES:

| | |
|---|---:|
| Salaries and wages | $  59,508 |
| Payroll taxes | 5,708 |
| Professional fees | 8,513 |
| Telephone | 7,275 |
| Office expense | 6,384 |
| Rent | 6,360 |
| Registration and membership | 4,512 |
| Vehicle expense | 3,836 |
| Taxes | 1,949 |
| Depreciation | 1,149 |
| Dues and subscriptions | 992 |
| Insurance | 970 |
| Miscellaneous expense | 639 |
| Travel | 543 |
| Professional development | 427 |
| Utilities | 360 |
| Repairs and maintenance | 222 |
| Total Operating Expenses | $  109,347 |

See accountants' report.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2003

## FG MARKETS, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
### DECEMBER 31, 2003

| | | | |
|---|---|---|---:|
| Total Stockholder's equity from the balance sheet | | $ | 309,729 |
| Less: Stockholders equity not allowed for net capital | | | - |
| | | | |
| Total Stockholder's equity qualified for net capital | | | 309,729 |
| Add: | | | |
| Other (deductions) or allowable credits - deferred income tax asset | | | (68,083) |
| | | | |
| Total capital and other (deductions)/allowable credits | | | 241,646 |
| | | | |
| Deductions and/or charges: | | | |
| Nonallowable assets: | | | |
| Furniture and equipment, net | 4,908 | | |
| Other receivables | 967 | | |
| Other assets | | | (5,875) |
| | | | |
| Net capital before haircuts on securities positions | | | 235,771 |
| | | | |
| Haircuts on securities | | | 4,830 |
| | | | |
| Net Capital | | $ | 230,941 |
| | | | |
| Computation of basic net capital requirement: | | | |
| Minimum dollar net capital requirement of reporting broker/dealer in accordance with SEC Rule 15c3-1(a)(2)(iii) | | | 100,000 |
| | | | |
| Excess Net Capital | | $ | 130,941 |

See auditors' report.

# FG MARKETS, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
### DECEMBER 31, 2003

** This Company is exempt from the filing requirements of SEC Rule 15c3-3 under section (k)(2)(ii) of the aforementioned Rule. Accordingly, no information has been provided in this schedule.

See auditors' report.

# FG MARKETS, INC.

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2003

** This Company is exempt from the filing requirements of SEC Rule 15c3-3 under section (k)(2)(ii) of the aforementioned Rule. Accordingly, no information has been provided in this schedule.

See auditors' report.

**FG MARKETS, INC.**

**RECONCILIATION OF NET CAPITAL**
**DECEMBER 31, 2003**

| | | |
|---|---|---:|
| Net capital per FG Market, Inc.'s Part IIA (unaudited) FOCUS report as of December 31, 2003 | $ | 237,384 |
| Audit adjustments (net) | | 6,443 |
| Net Capital Per Schedule I | $ | 230,941 |

See auditors' report.